New York - AG	March 31, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Announces 2021 Mineral Reserve and Resource Estimates

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce its 2021 Mineral Reserve and Resource estimates for its material mineral property assets with an effective date of December 31, 2021. The Company completed a record exploration program totalling 227,845 metres of drilling at its operating mine properties in 2021, representing a 46% increase in metres drilled compared to the prior year. Approximately 80% of this drilling was focused on near mine or brownfield targets while the remainder was focused on greenfield targets looking for new discoveries. During 2021, the Company added more ounces into Reserves than were depleted following a record 26.9 million silver equivalent ounces in annual production.

2021 HIGHLIGHTS (compared to prior Mineral Reserve and Mineral Resource estimates on December 31, 2020)

•Proven and Probable Mineral Reserves estimates (“P&P”) at the Company’s four producing material assets totaled 177.4 million silver equivalent ounces consisting of 63.0 million ounces of silver and 1.32 million ounces of gold. Silver and gold ounces increased 1% and 118%, respectively, primarily due to the addition of 440,000 ounces of gold at Jerritt Canyon, and the addition of 1.55 million ounces of silver and 280,000 ounces of gold at Santa Elena following its previously reported pre-feasibility study in November 2021 which incorporated the Ermitaño Mine into the life of mine. In addition, P&P at La Encantada increased 29% in silver ounces as a result of successful drilling at the Ojuelas and Milagros Breccia deposits.

•Measured and Indicated Mineral Resource estimates (“M&I”) for the Company’s four material assets totaled 332.5 million silver equivalent ounces consisting of 111.0 million ounces of silver and 2.89 million ounces of gold, representing a 1% decrease and a 130% increase, respectively. Jerritt Canyon added 1.60 million ounces of gold in 8 different deposits over its large land package. At Santa Elena M&I totalled 18.8 million ounces of silver and 544, 000 ounces of gold, corresponding to 70.8 million ounces of silver equivalent representing an 11% increase.

•Inferred Mineral Resource estimates for the Company’s material assets totaled 235.1 million silver equivalent ounces consisting of 75.3 million ounces of silver and 2.08 million ounces of gold. Inferred Mineral Resources increased significantly with the incorporation of Jerritt Canyon.

2021 PRODUCTION TABLE

(1) Silver-equivalent ounces in the table above are estimated considering: metal price assumptions, and the metal payable of the corresponding contract of each mine.
(2) Totals may not add up due to rounding.

Metal price assumptions used to estimate the December 31, 2021 Mineral Reserves were $22.50/oz for silver and $1,750/oz for gold. This compares to the previous metal price assumptions of $17.50/oz for silver and $1,700/oz for gold used to calculate the Company’s 2020 Mineral Reserves.

MINERAL RESERVE AND MINERAL RESOURCE UPDATE

As of December 31, 2021, Proven and Probable Mineral Reserves estimates at the Company’s material assets totaled 177.4 million silver equivalent ounces consisting of 63.0 million ounces of silver and 1.32 million ounces of gold. The increase is primarily due to the acquisition of the Jerritt Canyon Gold Mine which added 440,000 ounces of gold grading 5.41 g/t. At Santa Elena, P&P increased 160% to 54.3 million silver equivalent ounces consisting of 11.8 million ounces of silver and 402,000 ounces of gold. The Ermitaño Mine at Santa Elena added Mineral Reserves of 4.7 million ounces of silver and 328,000 ounces of gold grading 52 g/t silver and 3.66 g/t gold. Consolidated tonnage at the material assets increased to 13.2 million tonnes, representing a 57% increase compared to the previous year.

Measured and Indicated Mineral Resource estimates for the material assets totaled 332.5 silver equivalent ounces consisting of 111.0 million ounces of silver and 2.89 million ounces of gold. The Jerritt Canyon acquisition added 1.60 million ounces of gold grading 5.84 g/t gold. At Santa Elena, M&I Mineral Resource estimates totalled 18.8 million ounces of silver and 544,000 ounces of gold. Consolidated tonnage at the material assets increased to 25.6 million tonnes, representing a 54% increase compared to the previous year. Measured and Indicated Mineral Resources estimates are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.

Inferred Mineral Resources at the material assets totaled 235.1 million silver equivalent ounces consisting of 75.3 million ounces of silver and 2.08 million ounces of gold.

The complete 2021 Mineral Reserve and Mineral Resource estimates for all metals, tonnage and grades are shown below in the following tables:

Proven and Probable Mineral Reserve Estimates with an Effective Date of December 31, 2021

Mine / Category	Mineral Type	Tonnage	Grades			Metal Content		
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
SAN DIMAS								
Proven (UG)	Sulphides	2,328	348	4.42	697	26,050	331	52,190
Probable (UG)	Sulphides	1,506	265	3.02	504	12,820	146	24,390
Total Proven and Probable (UG)	**Sulphides**	**3,834**	**315**	**3.87**	**621**	**38,870**	**477**	**76,580**
JERRITT CANYON								
Proven (UG)	Oxides	847	-	5.23	407	-	143	11,080
Probable (UG)	Oxides	1,682	-	5.50	428	-	297	23,120
Total Proven and Probable (UG)	**Oxides**	**2,529**	**-**	**5.41**	**421**	**-**	**440**	**34,200**
SANTA ELENA								
Proven (UG - Ermitano)	Sulphides	162	45	4.70	569	240	25	2,970
Proven (UG - Santa Elena)	Sulphides	447	144	1.68	279	2,060	24	4,010
Probable (UG - Ermitano)	Sulphides	2,627	52	3.60	453	4,430	304	38,260
Probable (UG - Santa Elena)	Sulphides	1,133	134	1.26	236	4,870	46	8,600
Probable (Pad)	Oxides	188	31	0.55	75	190	3	450
Total Proven and Probable (UG+Pad)	**Oxides + Sulphides**	**4,557**	**80**	**2.74**	**371**	**11,790**	**402**	**54,290**
LA ENCANTADA								
Probable (UG)	Oxides	2,260	170	-	170	12,350	-	12,350
Total Probable (UG)	**Oxides**	**2,260**	**170**	**-**	**170**	**12,350**	**-**	**12,350**
Consolidated FMS								
Proven (UG)	**All mineral types**	**3,784**	**216**	**4.09**	**545**	**28,350**	**522**	**70,250**
Probable (UG)	**All mineral types**	**9,397**	**122**	**2.72**	**368**	**34,660**	**797**	**107,170**
Total Proven and Probable	**All mineral types**	**13,181**	**149**	**3.11**	**419**	**63,010**	**1,319**	**177,420**

1. Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and
Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
2. The Mineral Reserve statement provided in the table above have an effective date of December 31, 2021. The Mineral Reserve estimates were prepared under the supervision of Ramón Mendoza Reyes, P.Eng., and a Qualified Person ("QP") for the purposes of NI 43-101 who has the appropriate relevant qualifications, and experience in mining and mineral reserves estimation.
3. The Mineral Reserves were estimated from the Measured and Indicated portions of the Mineral Resource estimate. Inferred Mineral Resources were not considered to be converted into Mineral Reserves.
4. Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.
(a) The Ag-Eq grade formula used was: Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).
(b) Metal prices considered for Mineral Reserves estimates were $22.50/oz Ag and $1,750/oz Au for all sites. The silver-equivalent factor used for Jerritt Canyon was 77.8 g/t
Ag-Eq per 1 g/t Au.
(c) Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method assumed and are presented in each mine section of the 2021 Annual Information Form.
5. A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to Include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.
6. The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the 2021 Annual Information Form.
7. Modifying factors for conversion of resources to reserves include consideration for planned dilution which is based on spacial and geotechnical aspects of the designed stopes and economic zones, additional dilution consideration due to unplanned events, materials handling and other operating aspects, and mining recovery factors. Mineable shapes were used as geometric constraints.
8. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.
9. Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.
10. The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the 2021 Annual
Information Form.

Measured and Indicated Mineral Resource Estimates with an Effective Date of December 31, 2021

Mine / Project Category / Area	Mineral Type	Tonnage k tonnes	Grades Ag (g/t)	 Au (g/t)	 Ag-Eq (g/t)	Metal Content Ag (k Oz)	 Au (k Oz)	 Ag-Eq (k Oz)
MATERIAL PROPERTIES								
SAN DIMAS								
Measured (UG)	Sulphides	2,546	474	6.15	924	38,780	503	75,640
Indicated (UG)	Sulphides	1,906	336	3.83	616	20,580	235	37,770
Total Measured and Indicated (UG)	**Sulphides**	**4,452**	**415**	**5.15**	**792**	**59,360**	**738**	**113,410**
JERRITT CANYON							-	
Measured (UG)	Sulphides	4,068	-	5.85	421	-	765	55,050
Indicated (UG)	Sulphides	4,303	-	5.90	425	-	816	58,780
Indicated (OP)	Sulphides	180	-	4.00	288	-	23	1,660
Total Measured and Indicated	**All Mineral Types**	**8,550**	**-**	**5.84**	**420**	**-**	**1,604**	**115,490**
SANTA ELENA								
Measured Ermitano (UG)	Sulphides	119	56	5.54	627	210	21	2,400
Measured Santa Elena (UG)	Sulphides	723	155	1.65	278	3,610	38	6,450
Indicated Ermitano (UG)	Sulphides	2,498	68	4.75	558	5,440	382	44,790
Indicated Santa Elena (UG)	Sulphides	2,276	127	1.35	228	9,320	99	16,680
Indicated (Leach Pad)	Oxides Spent Ore	190	34	0.61	79	210	4	490
Total Measured and Indicated (UG+Pad)	**All Mineral Types**	**5,806**	**101**	**2.92**	**379**	**18,790**	**544**	**70,810**
LA ENCANTADA								
Indicated (UG)	Oxides	4,308	169	-	169	23,410	-	23,410
Indicated Tailings Deposit No. 4	Oxides	2,459	119	-	119	9,410	-	9,410
Total Measured and Indicated (UG+Tailings)	**All Mineral Types**	**6,767**	**151**	**-**	**151**	**32,820**	**-**	**32,820**
SUBTOTAL MATERIAL PROPERTIES								
Total Measured	**All mineral types**	**7,456**	**178**	**5.54**	**582**	42,600	1,327	139,540
Total Indicated	**All mineral types**	**18,120**	**117**	**2.68**	**331**	68,370	1,559	192,990
Total Measured and Indicated	**All mineral types**	**25,575**	**135**	**3.51**	**404**	**110,970**	**2,886**	**332,530**

1. Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral
Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.
2. The Mineral Resource estimates provided above have an effective date of December 31, 2021. The estimates were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and
reviewed by Ramon Mendoza Reyes, P.Eng., Internal QP for First Majestic.
3. Sample data was collected through a cut-off date of December 31, 2021, for the Material Properties. All properties account for relevant technical information and mining depletion through December 31, 2021.
4. Metal prices considered for Mineral Resources estimates were $25.00/oz Ag and $1,800/oz Au.
5. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the Annual Information Form (AIF).
6. The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF.
7. Measured and Indicated Mineral Resource estimates are inclusive of the Mineral Reserve estimates.
8. Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
9. The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material
Properties" of the AIF.

Inferred Mineral Resource Estimates with an Effective Date of December 31, 2021

1. Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral
Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.
2. The Mineral Resource estimates provided above have an effective date of December 31, 2021, for the Material Properties. The estimates were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, P.Eng., Internal QP for First Majestic.
3. Sample data was collected through a cut-off date of December 31, 2021, for the material properties. All properties account for relevant technical information and mining depletion through December 31, 2021.
4. Metal prices considered for Mineral Resources estimates were $25.00/oz Ag and $1,800/oz Au.
5. Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2021 Annual Information Form.
6. The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the 2021 Annual Information Form.
7. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
8. The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material
Properties" of the 2021 Annual Information Form.

The Company also announces that its 2021 Annual Information Form has been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR and the Company’s website at www.firstmajestic.com.

Shareholders may also receive a copy of First Majestic’s Annual Report which includes the audited financial statements, without charge, upon request to First Majestic, Suite 1800 - 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.

Mr. Ramon Mendoza Reyes, P.Eng., Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; and costs; Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.